Exhibit 99.6

For Immediate Release
Press Contacts:
    Cindy Morgan-Olson
+1-212-851-8842
NICE Actimize
cindy.morgan-olson@niceactimize.com

Investors:
Marty Cohen
+1-212-574-3635 (ET)
ir@nice.com

Yisca Erez
+972-9-775-3798 (CET)
NICE Systems Ltd.
                  ir@nice.com

NICE Actimize Recognized by CIOReview Magazine as a
“Top 20” Most Promising Compliance Technology Solution Providers 2015

NICE Actimize’s industry-leading Holistic Surveillance solution enables institutions to recognize patterns of risky behavior

NEW YORK – November 19, 2015 – NICE Actimize, a NICE Systems (NASDAQ:NICE) business and the largest and broadest provider of financial crime, risk, and compliance software for the financial services industry, has been included in CIOReview Magazine’s 2015 list of the “20 Most Promising Compliance Technology Solution Providers.” According to CIOReview’s editorial board, the firms included in this listing exhibited vast knowledge and in-depth expertise in delivering compliance technology solutions.

Citing the company’s years of industry experience, CIOReview noted that, “NICE Actimize’s industry-leading Holistic Surveillance solution integrates market surveillance with communication data, enabling financial institutions to connect the dots, recognize patterns of risky behaviour, and identify compliance breaches that might otherwise be difficult to find.”

“The solution allows adherence to Europe’s MAR (Market Abuse Regulation) and other similar laws by exposing true intent behind market-events while providing the ability to reconstruct the complete over-the-counter (OTC) trade cycle as required by the US’s Dodd-Frank regulation,” said CIOReview.

“Due to the growing number of regulations worldwide and the need for operations to be more transparent, firms are increasingly adopting the use of consolidated and harmonized sets of compliance controls,” said Jeevan George, Managing Editor, CIOReview. “NICE Actimize’s financial markets compliance solutions, including its sophisticated Holistic Surveillance technologies, are industry leading.”

“NICE Actimize prides itself on its ability to act as a single provider for enterprise compliance requirements, offering the full depth and breadth of coverage that firms need today,” said Puja Agrawal, General Manager, Financial Markets Compliance, NICE Actimize. “Rather than applying a ‘one-size fits all’ approach, our solutions have been crafted to fulfill the respective needs of individual asset classes and instrument types.”

Concluded Agarwal, “NICE Actimize is focused on building a robust set of solutions that provides next-generation compliance intelligence and supports compliance-driven best practices for our clients. NICE Actimize continues to invest in cutting-edge technology to build world-class solutions for today’s globally interconnected financial markets.”

About CIOReview
CIOReview constantly endeavors to identify “The Best” in a variety of areas important to tech business. Through nominations and consultations with industry leaders, our editors choose the best in different domains. The publication’s Compliance Special Edition is an annual listing of 20 Most Promising Compliance Technology Solution Providers in the U.S.

About NICE Actimize
NICE Actimize is the largest and broadest provider of financial crime, risk and compliance solutions for regional and global financial institutions, as well as government regulators. Consistently ranked as number one in the space, NICE Actimize experts apply innovative technology to protect institutions and safeguard consumers and investors assets by identifying financial crime, preventing fraud and providing regulatory compliance. The company provides real-time, cross-channel fraud prevention, anti-money laundering detection, and trading surveillance solutions that address such concerns as payment fraud, cybercrime, sanctions monitoring, market abuse, customer due diligence and insider trading. Find us at www.niceactimize.com.

About NICE Systems
NICE Systems (NASDAQ: NICE) is the worldwide leading provider of enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE solutions help the world’s largest organizations deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 80 of the Fortune 100 companies, are using NICE solutions. www.nice.com

Trademark Note: Actimize, the Actimize logo, NICE and the NICE logo are trademarks or registered trademarks of NICE Systems Ltd. and/or its subsidiaries. All other marks are trademarks of their respective owners. For a full list of NICE Systems' marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Ms. Agrawal, are based on the current expectations of the management of NICE-Systems Ltd. (the Company) only, and are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) and the resulting uncertainties; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; pressure on pricing resulting from competition; and inability to maintain certain marketing and distribution arrangements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.